FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period November 10, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI GROUP

Turin, 10 November 2005 – The act of conferral of the shareholdings of SANPAOLO IMI in Assicurazioni Internazionali di Previdenza (AIP) and Banca Fideuram to New Step S.p.A. (a company totally controlled by SANPAOLO IMI) was signed today.

New Step, whose Chairman is Luigi Maranzana and Managing Director Mario Greco, was formed on 4 October 2005: the concentration of AIP’s and Banca Fideuram’s activities creates an important player in Italian retail financial services, thanks to its ability to offer an integrated range of products and services and able to count on a total of 84,900 million euro in managed assets.

With effect today, the following shares held by the single shareholder SANPAOLO IMI have been transferred to New Step:

•                  294,712,333  shares or 99.96% of the equity capital of Assicurazioni Internazionali di Previdenza S.p.A., registered office in Torino, Corso Cairoli 1

•                  719,283,950 shares or 73.45% of the equity capital of Banca Fideuram S.p.A., registered office in Rome, Piazzale Giulio Douhet 31.

As a result of the conferral, New Step’s equity capital, previously 1 million euro, rises to 101 million euro, with a total share premium of 5,500 million euro, through the assignment of new shares to SANPAOLO IMI.

To determine New Step’s issue price, valuations for AIP were based on financial methodologies (appraisal value), applied to prudent estimates of development in the insurance business and, for Banca Fideuram, principally, on market prices over an appropriate time.

KPMG S.p.A., as expert pursuant to Article 2343 of the Italian Civil Code, as designated by the Turin Court, has issued its report.

The operation is infragroup and therefore has no income or balance sheet impact on the individual or consolidated financial statements of SANPAOLO IMI.

The new corporate structure of New Step follows:

New Step — registered with UIC pursuant to Article 113 of the Consolidated Banking Law — thus becomes today the Sanpaolo IMI Group’s operating unit in savings and pensions.

The creation of this grouping — with the concentration of AIP’s insurance activities and Banca Fideuram’s asset gathering, concluding the process announced on 5 July 2005 — allows the acceleration of the process of conception, development and supply of new products to customers, making it possible to respond to the needs of a quickly moving market more speedily.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

SANPAOLO IMI GROUP

PRESS RELEASE

SANPAOLO IMI Group: interim results to 30 September 2005 prepared according to the new international accounting principles of IAS/IFRS approved.

•                  Net income: 1,509 million euro (+56.5% against first nine months of 2004)

•                  Current operating income: 2,348 million euro (+46.2% against 2004)

•                  Gross operating income: 6,261 million euro (+9.5% against 2004)

•                  RoE annualised: 17.4% (12.1% in first nine months of 2004)

•                  Cost/income ratio falls to 55.8% (62.3% in first nine months of 2004)

Profit margins and volumes up on the same period of 2004 according to IAS/IFRS principles:

•                  Gross operating income was 6,261 million euro (+9.5%), thanks to positive development in all areas: net interest income rose to 2,879 million euro (+3%), net commissions were 2,542 million euro (+5.9%), dividends and results from other financial assets and liabilities rose to 428 million euro (+74.7%), income from shareholdings was 85 million euro (+60.4%) and the result of the insurance business rose to 302 million euro (+23.8%).

•                  Net operating income rose to 5,900 million euro (+13%), benefiting from the reduction in value adjustments for deteriorating credits (-7.5%) and other financial assets (-96.4%), following further improvement in asset quality

•                  Current operating income rose to 2,348 million euro (+46.2%), thanks also to containment of operating expenses (-2%). the cost/income ratio improved (55.8% against 62.3% in the first nine months of 2004)

•                  Net income benefited from the effects of the sale of the shareholding in Italenergia Bis (128 million euro)

•                  Loans to customers rose 9.5% against the end of December 2004, showing further improvements in quality levels

•                  Financial assets of customers rose from the beginning of the year (+7.2%). the positive trend in direct deposits (+4.5%) and indirect deposits continued: assets under management (+7.4%), assets under administration (+10.9%).

Stock option plan for 2006-2008 approved.

Turin, 14 November 2005 – The Board of Directors of SANPAOLO IMI today approved the results of the Group to 30 September 2005, prepared according to the new international accounting principles of IAS/IFRS. The consolidated results show a positive development in the main income margins compared to the corresponding period of 2004.

In the course of the first nine months of the year the Group achieved a decisive improvement in total operating income (+9.5%), which rose to 6,261 million euro, thanks to the increase in all areas: net interest income rose to 2,879 million euro (+3%), net commissions to 2,542 million euro (+5.9%), insurance results to 302 million euro (+23.8%). Net interest and other banking income rose to 5,900 million euro (+13%), thanks to the reduction in value adjustments. Current operating income was thus 2,348 million euro (+46.2%) and benefited from cost containment actions, as well as revenue growth.

Loan portfolio quality remained high, thanks to strict criteria in loan disbursement and prudent provisioning in all the commercial banks, as demonstrated by the total of doubtful loans, down 6.6% from the beginning of the year.

Net income, which benefited from the effects of the sale of the shareholdings in Italenergia Bis (128 million euro), was thus 1,509 million euro compared to 964 million in the preceding period (+56.5%): annualised RoE reached 17.4% compared to 12.1% in the first nine months of 2004.

***

Consolidated results at the third quarter of 2005.(1)

Group total operating income was 6,261 million euro (+9.5%), thanks to positive performance in all areas.

Net interest income in the first nine months of 2005 was 2,879 million euro, with an increase of 3% against the same period of 2004, which further improved on the increase of 2% in the first half of 2005; the increase rises to 4.4%, excluding unusual and high volatility transactions (Banca Imi trading). The increase consolidates the trend reversal already seen in the first half in respect of 2004. The principal growth factor came from volumes: the average balances of interest-bearing assets showed an increase of 7.6% against the same period of 2004.

Loan to customers at the end of September 2005 were 138.3 billion euro, up 9.5% from the beginning of the year, benefiting both from short-term financings (+9.8%), and medium- to long-term (+9.4%). In the latter sector, there was continued good performance in retail (3.4 billion euro in mortgages from the domestic bank networks, up 14.5% on the same period in 2004); loans for public works and infrastructure grew by 7.9% from the beginning of the year (total mortgage loans from Banca OPI at the end of the period amounted to 20.8 billion euro).

Direct deposits amounted to approximately 148,2 billion euro, up 4.5% from the beginning of the year.

(1) Methodology.

The new principles have changed the basis of consolidation with effect from the Interim Results: the most important change is the full consolidation of the insurance companies, previously booked at net equity. These results, somewhat different from the banking business, have made it convenient to present in the reclassified statement of income the revenue line is a specific item to present most appropriately the income performance. Minor impacts concern the change from proportional to full consolidation of Banka Koper and the valuation at net equity of Cassa dei Risparmi di Forlì, previously proportionally consolidated.

At the end of September, the Group’s domestic market share was 10.1% of total loans and 10.2% in direct deposits.

Group net commissions in the first nine months of 2005 were 2,542 million euro, up 5.9% on the corresponding period of the previous year. In particular, growth was a driver in management, dealing and consultancy (+10.3%), thanks to performance in asset management (+9.7%). Commissions from asset management represented more than 60% of the total: the increase benefited from the recovery in financial markets and is due to both the positive performance effect and customer choice for products in equity and life.

Performance was particularly helped by a conversion from money market to higher value added products in terms of both active management and capital protection and savings content.

Customer financial assets at the end of September were approximately 411.9 billion euro, up 7.2% from the beginning of the year.

Indirect deposits reached 263.7 billion euro, up 8.8% from the beginning of the year, in both managed and administered funds: both benefited from high placement volumes and positive market performance, reflected in asset values. In particular, growth in asset management (+7.4% from the beginning of the year) was due to inflows from all the distribution networks and higher asset values under management. Mutual funds and fund-based assets amounted to 103.8 billion euro (+6% from the beginning of the year), opposite to the outflow recorded in 2004: after a difficult year for funds in general, investors moved towards professional asset management. In the first nine months the recovery in equities encourage the repositioning towards high value added products, with an increased share of 2.4 percentage points from the beginning of the year, standing at 35.2%, while liquidity continued to fall.

Total assets managed at the end of September amounted to 155.5 billion euro, with an increase of  about 11 billion on the end of 2004.

SANPAOLO IMI Group continues to hold the number one position in mutual funds with a market share of 19%.

Life technical reserves and financial liabilities confirmed the growth already seen in 2004 (+12.1% from the beginning of the year): life products are on of customers’ preferred investment in both traditional and index and unit linked policies. Net inflow from the distribution networks in the first nine months was 3.2 billion euro and took the total to 45.8 billion euro.

Assets under administration were approximately 108 billion euro (+10.9% from the beginning of the year).

Dividends and results from other financial assets and liabilities (+74.7% on an annual basis) were 428 million euro. The item includes the current result, the actual result or fair value, of operations in financial instruments, income from the portfolio available for sale and dividends from minority shareholdings from the portfolio available for sale, and the portfolio used for own trading in investment banking. The results are due to the typical activities of Banca IMI and structured finance. The results for the first nine months of 2005 include certain one-off items such as the positive difference (51 million euro) between the market value of the FIAT shares at the time of the conversion of the facility and the IAS value of the implied derivative and the gains (104 million euro) realised on the sale of the shareholding in Italenergia Bis, following the exercise of the put option. The effect of the latter on net income rises to 128 million euro, taking account of the tax effects.

Good performance in life was reflected not only in net commissions, but also in the result from Assicurazioni Internazionali di Previdenza, at 302 million euro (+23.8% on an annual basis). The result was due to volume increases and financial management, reflected in an increase in fair value of financial assets available for sale (132 million against 94 million at the end of 2004).

Net interest and other banking income in the first nine months was 5.900 million euro, up 13% on an annual basis, thanks to lower net value adjustments to loans 357 million euro (-7.5%),  confirming the improvement in the Group’s credit risk profile.

Inherent credit risk in the performing loans portfolio was generally provisioned for to 186 million euro. The Group general reserve was 1,061 million euro, or 0.8% of the performing loan portfolio.

Non-performing loans fell 1.5% (1,120 million euro against 1,137 at the beginning of the year), while problem and restructured loans (1,140 million euro against 1,355 at December 2004) fell by 15.9%: cover ratios were respectively 75.6% and 31.4%.

Asset quality, thanks to selective loan disbursement and strict provisioning policies, remained high and the Group’s credit risk indices thus remained at good levels: the ratios of non-performing loans/loans to customers and problem and restructured loans/loans to customers were both 0.8%.

Net value adjustments on other financial assets were down to 4 million euro against 112 million in the first nine months of 2004.

Current operating income was 2,348 million euro (+46.2%) against September 2004, benefiting from increased revenues and also a strict policy of cost containment.

Operating expenses were 3,491 million euro, down 2% on an annual basis: in particular, personnel expenses (2,076 million euro) fell by 1%, thanks to retirement incentives, rationalization in the corporate centre and integration of the distribution network in the past two years. Early retirement initiatives reduced the number of employees by an average of 1.1% against the first nine months of 2004, and allowed ordinary salary costs and the increases in the national labour contract to be absorbed.

Other administrative expenses were 1,108 million euro (-3.2% on 2004): IT expenses, more than 25% of the total, felly by 8.9% on an annual basis, benefiting from the completion of the Group’s banks’ IT integration.

The cost/income ratio was 55.8%, down 6.5 percentage points on the same period of 2004.

Net provisions for risks and charges were 124 million euro: the increase on the 72 million in the same period of 2004 was due to the strengthening related to liability risks and tax collection.

Net income, after income taxes and minority interests, was thus 1.509 million euro (+56,5%).  The tax rate was 33,7%, substantially lower against 2004.

At the end of September 2005, the Group’s solvency ratios, calculated in accordance with Bank of Italy regulations in force prior to IAS and in expectation of new regulations, were 7.6% (tier 1 ratio) and 10.7% (total risk ratio).

***

Consolidated results for the third quarter 2005.

The third quarter of 2005 was marked by a further acceleration in income against the previous two, due in part to structural phenomena related to positive performance in ordinary operations and, in part, to non-recurring events such as tax commissions in the first nine months and the positive effects from the closure of the Italenergia Bis transaction and the conversion of the FIAT facility. Excluding these, the result for the third quarter confirms the progress already seen in the second quarter, with similar results.

In particular, net interest and other banking income, income for current operations and net income were up from the beginning of the year.

Similar performance was registered in operating aggregates: both customer financial assets and loans showed an acceleration in growth trend on an annual basis.

Total operating income in the third quarter of 2005 was up by approximately 3% on the second and 22% on the first, reaching 2,240 million euro. Net  commissions reached their highest since the beginning of the year, rising from 769 and 844 million euro respectively in the first and second quarters to 929 million euro. The higher revenues came from a general recovery, in lending and deposits, without compromising spreads, with consequent positive impacts on net interest income and commissions. Insurance results were also good at around 120 million euro as were dividends and results from other financial assets and liabilities which rose from 161 to 202 million euro. Third quarter expenses were slightly higher than in the second and substantially in line with the first (1,169 million euro).

Net income in the third quarter reached 615 million euro, up on the second quarter (561 million euro) and the first (333 million euro) by respectively 9.6% and 84.7%.

***

Consolidated results by Business Sectors for the first nine months of 2005.

Banking.

Banking is the “core business” of the Group and represents the point of reference for the definition, development and coordination of the commercial strategies of all the Group’s networks. The sector employs 80% of Group personnel, generated 83% of dealings and contributed 79% revenues and 84% of consolidated net income. Net of tax, net income in the first nine months of 2005 was 1,269 million euro, against 829 million in the corresponding period of 2004 (pro forma: +53.1%). There was good performance is all main income lines, thanks to the increase in customers’ financial assets (+11.1%) and net loans to customers (+11.4%). total operating income grew by 7.5%, thanks to greater revenues in investment banking and the public sector and a recovery in traditional banking revenues. The increase in pre-tax operating profit (+36%) was essentially due to the reduction in costs.

Savings and Pensions.

This sector includes the financial salesforces of Banca Fideuram and Assicurazioni Internazionali di Previdenza. Total operating income in the first nine months of 2005 grew by 15.1% on the same period of 2004 with increased revenues from both companies. Net commissions were 437 million euro (+6.3%) and insurance business contributed 284 million euro (+24.6%). Net income was 267 million euro (+13.1% on an annual basis). This performance reflected an increase in operating costs (+6.8%) and Banca Fideuram’s provisions for risks and charges. The contribution to consolidated net income was 18%. Assets under management rose by 9.4% and assets under administration by 9.3%. Annualised profitability rose to 28.6% from 27.5%.

Asset Management and International Private Banking.

Sanpaolo IMI Asset Management and its subsidiaries (Sanpaolo Bank Luxemburg) and Sanpaolo Fiduciaria contributed 9% to consolidated net income in the first nine months of 2005, with a net income of 130 million euro, against 109 million in 2004 (+19.3%).

Total operating income was 257 million euro (+8.9%), thanks to the growth in commission revenues (+6.7%). The result was determined not only by strong revenue performance but also by the fall in operating costs (-10.9%). Assets under management amounted to 116.5 billion euro (+11.8% from the beginning of the year). Annualised profitability was 152%, confirming the high value of its business line, due to limited capital absorption against assets under management, placed by the Group’s bank networks. The cost/income ratio was 35% (42.8% in 2004).

***

The results are reported in detail in the statement of income and balance sheet attached.

***

The Board of Directors of SANPAOLO IMI today also approved the 2006-2008 Stock Option Plan for senior management of the Group. Its objective is to support the Industrial Plan and targets the achievements of the Group’s objectives and competitive position.

Rights are for up to a maximum of 10,000,000 shares, with an exercise price of 12.3074. The options may be exercised from the date of approval of the Financial Statements for 2008 and will lapse no later than 30 April 2012.

The exercise window will be periodical: the options will be exercised in four specific periods each year, following official communication to the Market of Group financial results.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (1)

	First nine quarters 2005	First nine quarters 2004 pro-forma (2)	Change First nine quarters 2005 / First nine quarters 2004 pro-forma (%)
	(€/mil)	(€/mil)
	2.879	2.795	+3,0
B. Net commissions	2.542	2.400	+5,9
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	25	-19	n.s.
D. Dividends and income from other financial assets and liabilities	428	245	+74,7
E. Profits (losses) on equity shareholdings	85	53	+60,4
F. Income from insurance business	302	244	+23,8
TOTAL OPERATING INCOME	6.261	5.718	+9,5
G. Net adjustments to loans	-357	-386	-7,5
H. Net adjustments to other financial assets	-4	-112	-96,4
NET OPERATING INCOME	5.900	5.220	+13,0
I. Personnel costs	-2.076	-2.096	-1,0
L. Other administrative costs	-1.108	-1.145	-3,2
M. Net adjustments to tangible and intangible assets	-307	-320	-4,1
• Operating costs	-3.491	-3.561	-2,0
N. Other net income/expenses	51	16	n.s.
O. Impairment of goodwill	-1	—	n.s.
P. Profit (losses) from disposals of investments	13	3	n.s.
Q. Net provisions for other risks and charges	-124	-72	+72,2
PRE-TAX OPERATING PROFIT	2.348	1.606	+46,2
R. Taxes for the period	-791	-659	+20,0
S. Profit (losses) on discountinued operations	—	55	n.s.
T. Profit attributable to minority interestsUtile di pertinenza terzi	-48	-38	+26,3
NET PROFIT	1.509	964	+56,5

(1)          The consolidated reclassified statement of income is designed to reflected operational management. In particular, the Contribution of the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

(2)          Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4.

QUARTERLY ANALYSIS OF THE RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (1)

	2005			2004 (1)
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Avarage quarters
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A. Net interest income	971	975	933	914	924	937	934	927
B. Net commissions	929	844	769	839	800	819	781	810
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	8	17	—	-28	-21	1	1	-12
D. Dividends and income from other financial assets and liabilities	202	161	65	45	48	122	75	73
E. Profits (losses) on equity shareholdings	10	64	11	21	15	24	14	19
F. Income from insurance business	120	118	64	85	80	65	99	82
TOTAL OPERATING INCOME	2.240	2.179	1.842	1.876	1.846	1.968	1.904	1.899
G. Net adjustments to loans	-128	-142	-87	-153	-82	-155	-149	-135
H. Net adjustments to other financial assets	-1	-2	-1	50	—	-32	-80	-16
NET OPERATING INCOME	2.111	2.035	1.754	1.773	1.764	1.781	1.675	1.748
I. Personnel costs	-697	-674	-705	-741	-693	-705	-698	-709
L. Other administrative costs	-367	-379	-362	-421	-383	-395	-367	-391
M. Net adjustments to tangible and intangible assets	-105	-104	-98	-139	-110	-110	-100	-115
• Operating costs	-1.169	-1.157	-1.165	-1.301	-1.186	-1.210	-1.165	-1.215
N. Other net income/expenses	8	32	11	33	-2	13	5	12
O. Impairment of goodwill	-1	—	—	-77	—	—	—	-19
P. Profit (losses) from disposals of investments	—	13	—	6	3	—	—	2
Q. Net provisions for other risks and charges	-16	-80	-28	-107	-20	-35	-17	-45
PRE-TAX OPERATING PROFIT	933	843	572	327	559	549	498	483
R. Taxes for the period	-297	-269	-225	-86	-215	-227	-217	-186
S. Profit (losses) on discountinued operations	—	—	—	61	—	—	55	29
T. Profit attributable to minority interestsUtile di pertinenza terzi	-21	-13	-14	-10	-11	-15	-12	-12
NET PROFIT	615	561	333	292	333	307	324	314

(1) Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

		31/12/2004	Change 30/9/05 -
	30/9/2005	(1)	31/12/04
	(€/mil)	(€/mil)	(%)
ASSETS
A. Cash and liquidity	870	1.364	-36,2
B. Financial assets (other than loans and assets held to maturity)	90.678	78.230	+15,9

C. Financial assets held to maturity	2.175	1.818	+19,6
D. Credits due from banks	29.937	24.908	+20,2
E. Loans to customers	138.289	126.280	+9,5
F. Dealing securities	653	1.569	-58,4

G. Value adjustment of financial assets	—	—	—
H. Shareholdings	813	839	-3,1
I. Reinsurance technical reservees	25	25	—
L. Intangible assets	2.221	2.328	-4,6
M. Goodwill	761	766	-0,7
N. Other intangible assets	256	289	-11,4
O. Tax assets	3.188	3.789	-15,9
P. Non-current assets and others due for sale	—	—	—
Q. Other assets	6.478	6.186	+4,7
Total assets	276.344	248.391	+11,3

LIABILITIES AND NET CAPITAL
A. Payables due to banks	44.193	28.293	+56,2
B. Payables due to customers	98.011	88.735	+10,5
C. Securities	50.188	53.061	-5,4
D. Financial assets for trading	11.049	11.270	-2,0
E. Financial assets at fair value	22.190	19.255	+15,2
F. Hedging derivatives	1.103	1.941	-43,2
G. Value adjustment of financial liabilities	11	18	-38,9
H. Tax liabilities	1.412	1.106	+27,7
I. Liabilities related to activities due for sale	—	—	—
L. Other liabilities	10.162	9.790	+3,8
M. Reserves for risks and charges	2.620	2.700	-3,0
N. Technical reserves	22.135	19.983	+10,8
O. Minority interest	218	204	+6,9
P. Group shareholders’ equity	13.052	12.035	+8,5
Total liabilities	276.344	248.391	+11,3

(1) Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4.

	Banking	Savings and Insurance	Asset Management and International Private	Central Functions	Group total
TOTAL OPERATING INCOME(€/mil)
First nine months 2005	4.954	794	257	256	6.261
First nine months 2004	4.610	690	236	182	5.718
Change first nine months 2005/first nine months 2004 (%)	+7,5	+15,1	+8,9	+40,7	+9,5
PRE-TAX OPERATING PROFIT(€/mil)
First nine months 2005	1.974	417	166	-209	2.348
First nine months 2004	1.451	359	141	-345	1.606
Change first nine months 2005/first nine months 2004 (%)	+36,0	+16,2	+17,7	-39,4	+46,2
NET PROFIT(€/mil)
First nine months 2005	1.269	267	130	-157	1.509
First nine months 2004	829	236	109	-210	964
Change first nine months 2005/first nine months 2004 (%)	+53,1	+13,1	+19,3	-25,2	+56,5
TOTAL INTEREST-EARNING ASSETS(€/mil) (1)
30/9/2005	138.294	7.014	3.371	28.531	177.210
31/12/2004	124.957	5.063	4.549	29.345	163.914
Change 30/9/2005 - 31/12/2004 (%)	+10,7	+38,5	-25,9	-2,8	+8,1
TOTAL LIABILITIES (€/mil) (1)
30/9/2005	121.536	6.152	3.502	36.752	167.942
31/12/2004	112.349	4.312	5.554	34.822	157.037
Change 30/6/2005 – 31/12/2004 (%)	+8,2	+42,7	-36,9	+5,5	+6,9
AVARAGE ALLOCATED CAPITAL (€/mil)
First nine months 2005	8.300	1.243	114	1.886	11.543
First nine months 2004	8.220	1.145	107	1.124	10.596
Change first nine months 2005/first nine months 2004 (%)	+1,0	+8,6	+6,5	+67,8	+8,9
ANNUALIZED PROFITABILITY(%)
First nine months 2005	20,4	28,6	152,0	n.s.	17,4
First nine months 2004	13,4	27,5	135,8	n.s.	12,1
EMPLOYEES
30/9/2005	34.758	2.337	673	5.831	43.599
31/12/2004	34.745	2.213	689	5.794	43.441
Change 30/9/2005 - 31/12/2004 (%)	+0,0	+5,6	-2,3	+0,6	+0,4

(1) Not including Banca IMI Group.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name:	James Ball

Title:

Head of International Strategy, London Branch

Date: November 10, 2005